LINKTORY INC.

Bulevardi Deshmoret e Kombit, Twin Tower, Tirana, Albania 1001

August 10, 2021

Priscilla Dao and Matthew Crispino

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission 100 F Street, NE, Washington, DC 20549

Reference:	Linktory Inc.
Registration Statement on Form S-1
Filed July 9, 2021
File No. 333-257813

Priscilla Dao and Matthew Crispino,

In response to your letter dated August 5, 2021, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.1 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 9, 2021.

Registration Statement on Form S-1

Implications of Being an Emerging Growth Company, page 3

1.	Please update this section to reflect that the current revenue threshold for an emerging growth company is $1.07 billion. Refer to the definition of Emerging Growth Company in Rule 405 under the Securities Act.

RESPONSE: We have updated the information about the current revenue threshold for an emerging growth company to $1.07 billion.

Risk Factors

Our director will continue to exercise..., page 13

2.	Please reconcile your statement that, after the completion of the offering, your management will own a majority of your common stock with your statement on page 12 that Mr. Gjoni will hold 25.9% of your total issued and outstanding shares post-offering. Mr. Gjoni is listed as your sole officer and director on page 30.

RESPONSE: The information was reconciled as follows:

After the completion of this offering, our management will own a majority of our common stock. Mr. Gjoni will hold 25.9% of our total issued and outstanding shares post-offering. In the event that fewer than the maximum shares of the offering are sold, management’s percentage ownership will raise. It will have a significant influence in determining the outcome of all corporate transactions, including the election of directors, approval of significant corporate transactions, changes in control of the company or other matters that could affect your ability to ever resell your shares. Its interests may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

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Description of Our Business Revenue, page 20

3.	Please clarify the method by which you conducted your market research, and disclose any underlying assumptions and limitations on how this research is conducted or used.

RESPONSE: We have added the information about our market research to the Description of Our Business as follows:

Our research is based on data obtained through an independent survey of more than 20 catering establishments and restaurants in Tirana and Durres through an online survey (via social networks, messengers, telephone), as well as visiting these places directly and asking relevant questions according to the survey questionnaire. Various questions were asked regarding the business sector, workflow automation, including financial issues, for example, about how much and/or percentage of the check restaurants and cafes are willing to pay in the form of compensation/ bonus for the new 1 attracted client (despite the fact that money will not be invested in advertising and customer acquisition by the restaurant/catering establishment).

As a result of the survey, the average data showed that restaurants are willing to pay up to 20% of a customer's check.

We also clarified with restaurants and cafes about the automation of business processes, describing our convenient functionality, all the advantages and capabilities of our products.

Marketing research is mainly based on a hypothetical approach. It has a limited practical value. It gives results, but it cannot give 100% correct results.

Marketing research studies a problem only from a particular angle. It does not take an overall view into consideration. It is influenced by social, religious, family, economic and other factors. That is why there are no guarantees that the data are fully trustworthy.

Executive Compensation, page 31

4.	Please indicate on the Management Compensation table that Mr. Gjoni is a director of the Company.

RESPONSE: We have indicated on the Management Compensation table that Mr. Gjoni is a director of the Company.

Certain Relationships and Related Transactions, page 32

5.	Please disclose the loan provided to the Company by Mr. Gjoni, as described on page F-10. Refer to Item 404(d) of Regulation S-K.

RESPONSE: We have disclosed the information as follows:

Mr. Granit Gjoni has agreed to loan us funds to implement our business plan and maintain our reporting status and quotation on the OTCBB or OTCQB until we raise funds from this offering. Mr. Granit Gjoni is not obligated to loan us funds. Mr. Granit Gjoni will not be repaid from the proceeds of this offering. There is no due date for the repayment of the funds advanced by Mr. Granit Gjoni and the loan bear interest at 0% per annum. Mr. Granit Gjoni will be repaid from revenues of operations if and when we generate revenues to pay the obligation.

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General

6.	We note that the consent of the independent accountants attached as Exhibit 23.1 refers to a Form 10-K, not your Form S-1. Please revise.

RESPONSE: We have revised the consent.

7.	It appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have limited assets, no revenues to date and no operations. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

RESPONSE: SEC Release No. 33-8587 defines a “shell company” as a company “…with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”

From the inception, the Company has allocated considerable efforts, money and time to the creation and development of our business. Also, the Company have analyzed and researched the restaurant and service market in Albania, investigated the demand for our product and the ability to pay for potential customers interested in this area.

Moreover, we have purchased an operational website and two chatbots. Therefore, we do not believe that the Company can be classified as having “no or nominal operations” considering the business activities executed in furtherance of the Company’s development.

Please direct any further comments or questions directly to:

Granit Gjoni

Email: linktory@protonmail.com

Telephone: (702)660-49-03

Sincerely,

/s/ Granit Gjoni Granit Gjoni, Director

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